UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   I-MANY INC
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)



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CUSIP No. 44973Q103                                       13G                             Page 2 of 6 Pages
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1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          NEIL GAGNON

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2.
          CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)
                                                                                                           (b) |X|
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3.        SEC USE ONLY



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4.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

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------------------- ----- --------------------------------------------- ----------------------------------------------
    NUMBER OF       5.
      SHARES              SOLE VOTING POWER                                                                 1,272,115
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   BENEFICIALLY     6.
     OWNED BY             SHARED VOTING POWER                                                                 473,905
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
       EACH         7.
    REPORTING             SOLE DISPOSITIVE POWER                                                            1,232,070
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   PERSON WITH:     8.
                          SHARED DISPOSTIVE POWER                                                           1,674,145
------------------- ----- --------------------------------------------- ----------------------------------------------
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9.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      2,906,215
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10.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
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11.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                     6.05%
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12.
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                    IN
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CUSIP No. 44973Q103                                       13G                              Page 3 of 6 Pages
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ITEM 1.
        (a) Name of Issuer: I-MANY INC

        (b)  Address of Issuer's Principal Executive Offices:
             399 THORNALL STREET, EDISON, NJ 08837


ITEM 2.
     (a)  Name of Person Filing: NEIL GAGNON

     (b)  Address of Principal Business Office or, if none, Residence:
          1370 AVE. OF THE AMERICAS, SUITE 2400 NEW YORK, NY 10019

     (c)  Citizenship: US

     (d)  Title of Class of Securities: COMMON STOCK, PAR VALUE $0.0001 PER
          SHARE

     (e)  CUSIP Number: 44973Q103



ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
            240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15
          U.S.C. 78c).
     (d)  [ ] Investment company registered under section 8 of the Investment
          Company Act of 1940 (15 U.S.C 80a-8).
     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g)  [ ] A parent holding company or control person in accordance with ss.
          240.13d-1(b)(1)(ii)(G);
     (h)  [ ] A savings associations as defined in Section 3(b) of the Federal
          Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
          Act of 1940 (15 U.S.C. 80a-3);
     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).













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CUSIP No. 44973Q103                                       13G                              Page 4 of 6 Pages
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ITEM 4.          OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)       Amount beneficially owned:   As of December 31, 2006, Neil Gagnon  beneficially  owned 2,906,215 shares of Common Stock of I-MANY INC,  which amount  includes (i) 539,255  shares beneficially  owned by Mr.  Gagnon over which he has sole voting power and sole  dispositive  power;  (ii) 36,405  shares  beneficially  owned by Mr.
                                            Gagnon over which he has sole voting power and shared  dispositive  power;
                                            (iii)  294,810  shares  beneficially  owned by Lois Gagnon,  Mr.  Gagnon's wife, over which he has shared voting power and shared  dispositive power;
                                            (iv) 10,310  shares  beneficially  owed by Mr.  Gagnon and Mrs.  Gagnon as
                                            Joint  Tenants  with  Rights of  Survivorship,  over  which he has  shared voting power and shared  dispositive  power; (v) 69,770 shares held by the
                                            Lois E. and Neil E. Gagnon  Foundation  (the  "Foundation"),  of which Mr.
                                            Gagnon is a trustee and over which he has shared  voting  power and shared dispositive  power;  (vi) 99,015 shares held by the Gagnon Family  Limited
                                            Partnership  (the  "Partnership")  of which   Mr.  Gagnon is a partner and
                                            over which he has shared voting power and shared  dispositive power; (vii)
                                            82,230  shares held by the Gagnon  Grandchildren  Trust (the "Trust") over which Mr. Gagnon has shared dispositive power but no voting power;  (viii)
                                            686,015 shares held by four hedge funds  (collectively,  the "Funds"),  of which Mr. Gagnon is either the principal  executive officer of the manager or the managing  member of a member of the general partner or the managing member  and over  which  he has sole  dispositive  power  and sole  voting power; (ix)  6,800 shares held by the Gagnon  Securities  LLC Profit Sharing
                                            Plan and Trust (the "Plan") of which Mr.  Gagnon is a Trustee  and over which
                                            Mr.  Gagnon has sole  dispositive  power and sole  voting power;  (x) 3,640 shares  held by the Plan over which Mr.  Gagnon  has sole  voting  power and shared  dispositive power;  and (xi) 1,077,965 shares held for certain customers of Gagnon  Securities LLC, of which Mr. Gagnon is the managing member and the principal owner and over which he has shared dispositive but no voting power.


     (b)       Percent of class:            6.05%  beneficially  owned by Mr.  Gagnon.  Calculation  of  percentage  of beneficial  ownership  is based on  51,865,814  shares of Issuer's  Common
                                            Stock   outstanding,   including   48,075,455   shares  of  Common   Stock
                                            outstanding  as of November 3, 2006, as reported by the Issuer on its Form
                                            10-Q for the period ended September 30, 2006;  3,535,566  shares issued on
                                            November 6, 2006 as reported by the Issuer on its Form 8-K dated  November
                                            7, 2006;  and assuming the exercise by  purchasers of Warrants to purchase
                                            254,793 shares of Common Stock.














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CUSIP No. 44973Q103                                       13G                              Page 5 of 6 Pages
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     (c)       Number of shares as to which the person has:
                   (i) Sole power to vote or to direct the vote:                                             1,272,115
                   (ii) Shared power to vote or to direct the vote:                                            473,905
                  (iii)     Sole power to  dispose  or to direct  the  disposition of:                       1,232,070
                   (iv)     Shared  power to dispose or to direct the  disposition of:                       1,674,145


ITEM 5-9         Not Applicable

Filing of this statement by Mr. Gagnon shall not bee deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust, the Funds or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust, the Funds or Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common
Stock of the Issuer.


ITEM 10.         CERTIFICATION

(a)              The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]














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CUSIP No. 44973Q103                                       13G                             Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 5, 2007
----------------
Date
/S/ NEIL GAGNON
---------------
Signature

NEIL GAGNON
Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)